

February 27, 2012

Via E-mail
Jay Elliot
Chief Executive Officer
Harmony Metals, Inc.
315 University Avenue
Los Gatos, CA 95030

> **Re:** **Harmony Metals, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 22, 2012**
> **File No. 0-54249**

Dear Mr. Elliot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please correct the commission file number on the cover page. Our records show that your commission file number is 0-54249.

2. Please revise your disclosure in the third paragraph to state whether LACPA's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

3. Please revise your disclosure in the sixth paragraph to state, if true, that you did not consult with Marcum, LLP regarding the matters in paragraph (a)(2) of Item 304 of Regulation S-K during the two most recent years or any subsequent interim period prior to engaging that accountant. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

4. Please file an updated letter from Lake & Associates, CPA's LLC as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Yolanda Guobadia at (202) 551-3562 if you have any questions. In her absence you may contact me at (202) 551-3344.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief